Exhibit 99.12

McIlvenna Bay Project Saskatchewan Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada

Certificate of Qualified Person

I, Lindsay Moreau-Verlaan, P.Eng., do hereby certify that:

1.	I am currently employed as a Principal Geomechanic Consultant by RockEng Inc. (RockEng), 920 Princess St., Suite 310, Kingston, ON, Canada K7L1H1.

2.	I graduated with a Master of Applied Science degree from the University of British Columbia in 2006.

3.	I am a member in-good-standing of the Professional Engineers Ontario (Member #100115198).

4.	I have worked as an Engineer since graduating from my undergraduate degree in Mining Engineering. I have 20 years of experience in underground geomechanical engineering.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 16.2 of the report titled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on May 29, 2026.

7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.	I have not personally inspected the property.

9.	I have had no prior involvement with the McIlvenna Bay Project that is subject to this Report.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

12.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Dated this June 8, 2026.

(signed) "Lindsay Moreau-Verlaan"

Lindsay Moreau-Verlaan, P.Eng.

June 2026
Project Number: 169524701